SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-2116

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

(Full title of the Plan)

ARMSTRONG WORLD INDUSTRIES, INC.

2500 Columbia Avenue Lancaster, Pennsylvania 17604

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES OF ARMSTRONG WORLD INDUSTRIES, INC.

March 20, 2008	By:	/s/ R. Scott Webster
R. Scott Webster, Secretary of the Retirement Committee

Item 1

Report of Independent Registered Public Accounting Firm

The Retirement Committee

Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. (the Plan) as of September 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
March 20, 2008 Harrisburg, Pennsylvania

Item 2

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Statements of Net Assets Available for Benefits

September 30, 2007 and 2006

	September 30,
	2007	2006
Assets:
Investments in master trust (see Note 2):
Shares of registered investment companies	$35,434,777	$31,791,258
Interest in common/collective trusts	40,396,230	44,777,667
Armstrong Holdings, Inc. Common Stock	200,520	67,514
Participant loans	2,636,113	2,605,431

Total investments in Master Trust	78,667,640	79,241,870

Net assets available for benefits	$78,667,640	$79,241,870

See accompanying notes to the financial statements.

Item 3

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Statements of Changes in Net Assets Available for Benefits

Years Ended September 30, 2007 and 2006

	Year Ended September 30,
	2007	2006
Additions to net assets attributed to:
Employee contributions	$4,664,361	$4,984,630
Employer contributions	456,902	462,484
Dividends	3,052,875	3,024,039
Interest on loans	163,281	121,561
Net appreciation in fair value of investments	4,245,679	1,153,420

Total additions	12,583,098	9,746,134

Reduction in net assets attributed to:
Benefits paid to participants	12,925,640	14,912,220
Deemed distributions of participant loans	37,269	18,922
Fees	39,081	24,091
Net transfers to other employee benefit plans	155,338	430,571

Total reductions	13,157,328	15,385,804

Net decrease	(574,230)	(5,639,670)
Net assets available for benefits:
Beginning of year	79,241,870	84,881,540

End of year	$78,667,640	$79,241,870

See accompanying notes to the financial statements.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements

September 30, 2007 and 2006

(1)	Plan Description

The following description of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan established for the purpose of providing eligible hourly-paid employees a means for long-term savings intended for the accumulation of retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On December 6, 2000 Armstrong World Industries, Inc. (“AWI”) filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in order to use the court-supervised reorganization process to achieve a resolution of its asbestos-related liability. On December 6, 2000 Armstrong filed a motion with the bankruptcy court to allow Armstrong to continue making contributions to the Plan. The motion was approved by the bankruptcy court. On October 2, 2006 AWI emerged from Chapter 11. See Note 11 for further discussion of Chapter 11 events.

Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants’ contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

Each participant may have up to seven accounts that make up the participant’s total balance:

Sheltered account – Participants can contribute from 1% to 40% of pre-tax compensation (as defined in the Plan document) as deferred compensation, as permitted under Section 401(k) of the Internal Revenue Code.

Standard account - Participants may contribute from 1% to 10% of after-tax compensation (as defined in the Plan document).

Rollover account – Participants may invest any untaxed amounts rolled over from another tax-qualified, employer-sponsored plan, qualified annuity contracts, tax-deferred annuity plans, governmental deferred compensation plans, and individual retirement arrangements.

Age 50 catch-up account – Participants who are age 50 or older may make “catch-up” contributions, subject to the annual limits on catch-up contributions specified in the Internal Revenue Code.

Company match account – For certain participants who are employed by Armstrong Wood Products, Inc., AWI contributes an amount equal to 50% of the first 6% of each participant’s sheltered account contributions. This account also holds any amount contributed by AWI before cash matching contributions were discontinued in 1989 and 1990, depending upon the participant’s work location (formerly referred to as the Old Match account).

AWP profit sharing account – This account holds discretionary and non-discretionary profit sharing money contributed by Armstrong for certain employees.

Tax-deductible account (MIRA) – This account holds any contributions made to the Plan before January 1, 1987. No new contributions can be made to this account.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

Participants have an immediate 100% vested interest with respect to their contributions. Participants hired prior to and actively employed on January 1, 2003 are fully vested with regard to any AWI contributions.

Participants hired on or after January 1, 2003 are fully vested in any AWI contributions after three years of service. Participants who were former participants in the Armstrong Wood Products Non-Union Hourly Employees 401(k) Plan, the Hartco Flooring Co. Bargaining Employees’ Retirement Savings Plan, the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees’ Retirement Savings Plan but were not actively employed on January 1, 2003 will become vested based upon the requirements of those predecessor plans (maximum vesting period of five years).

Amounts forfeited by participants are first used to pay administrative expenses and then to reduce future AWI contributions under the Plan. We used $21,763 in the 2007 plan year and $15,493 in the 2006 plan year to pay administrative expenses. In addition, we used $33,000 in the 2007 plan year and $0 in the 2006 plan year to reduce Armstrong matching contributions. As of September 30, 2007, we had $40 of forfeitures available for future use.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

(b)	Investments in Master Trust

The managed income portfolio is stated at cost, which approximates fair value. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

Deemed distributions occur when active participants default on their loans. Their loans are in default due to failure to make the required repayments or their loans mature and have not been repaid in full.

(c)	Expenses

All legal, accounting and administrative expenses associated with Plan operations are paid by AWI.

(d)	Payment of Benefits

Benefits are recorded when paid.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

(3)	Investments in Master Trust

Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into twenty-five investment funds.

The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

1.	Spartan US Equity Index Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor’s Composite Index of 500 stocks.

2.	Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. This fund was closed to new investors on July 30, 2004.

3.	Fidelity Managed Income Portfolio II, Class 3 - This fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans which is comprised of high-quality fixed income investment contracts issued by insurance companies and other financial institutions.

4.	MSIF Global Value Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world. It seeks to increase the value of the investment over the long term through growth of capital.

5.	Armstrong Holdings, Inc. Common Stock - Amounts invested in this fund, along with dividend earnings thereon, were invested in Armstrong Holdings, Inc. common stock. Common stock shares held by the fund at September 30, 2007 and 2006 were 318,287 and 409,174, respectively. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. made up substantially all of the assets of Armstrong Holdings, Inc. As of December 19, 2000, the Plan was amended to eliminate this investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001. Upon Armstrong World Industries, Inc. POR becoming effective on October 2, 2006, all then-current shares of Armstrong World Industries, Inc. were cancelled, and Armstrong Holdings, Inc. was not entitled to any distribution under the POR in respect of its former equity interest in Armstrong World Industries. In December 2007, Armstrong Holdings, Inc. distributed its assets to shareholders and dissolved. See Note 12 for further information on the distribution and dissolution.

6.	Fidelity OTC Portfolio - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments and tend to be from smaller or newer companies.

7.	Davis New York Venture Fund – This fund invests primarily in stocks of large U.S. companies with a market capitalization of at least $10 billion, with prospects for long-term sustainable growth.

8.	Fidelity Diversified International Fund – This fund invests primarily in common stocks of foreign companies. Foreign investments, especially those in emerging markets, involve greater risk and may offer greater potential returns than U.S. investments.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

9.

Goldman Sachs Mid-Cap Value Fund – This fund invests at least 80% of its net assets in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell Midcap® Value Index at the time of investment.

10.	MSIF Trust Value Portfolio - This fund primarily invests in common stocks of companies with capitalizations generally greater than $1 billion at the time of purchase. It emphasizes a value style of investing, seeking well-established companies that appear to be undervalued and currently are not being recognized in the market place.

11.	Fidelity Equity Income Fund – This fund has a primary objective of seeking reasonable income levels by investing at least 80% of total assets in income producing equity securities, which tends to lead to investments in large cap “value” stocks. The fund may also invest in other types of equity securities and debt securities, including lower-quality debt securities.

12.	Fidelity Intermediate Bond Fund – This fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Credit Bond Index is used as a guide in structuring the fund and selecting the investments.

13.	Fidelity Freedom 2010 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2008-2012.

14.	Fidelity Freedom 2015 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2013-2017.

15.	Fidelity Freedom 2020 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2018-2022.

16.	Fidelity Freedom 2025 Fund - This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2023-2027.

17.	Fidelity Freedom 2030 Fund - This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2028-2032.

18.	Fidelity Freedom 2035 Fund - This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2033-2037.

19.	Fidelity Freedom 2040 Fund - This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2038-2042.

20.	Fidelity Freedom 2045 Fund - This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2043-2047.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

21.	Fidelity Freedom 2050 Fund - This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2048-2052.

22.	Fidelity Freedom Income Fund – This fund seeks high current income and, as a secondary objective, capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds using a moderate allocation strategy designed for investors already in retirement.

23.	Rainier Small/Mid-Cap Equity I Portfolio – This fund seeks a high total return by investing primarily in small and mid-sized equity securities, ranging from approximately $100 million to $12 billion in market capitalization.

24.	Neuberger Berman Fasciano Investment Fund – This fund seeks a high total return by investing in small cap companies with market capitalization of less than $1.5 billion that have the potential for increased earnings, using both the value and growth oriented investment approach.

25.	Fidelity Capital Appreciation Fund – This fund seeks a high total return by investing primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. At any given time, the fund may contain “growth” stocks or “value” stocks, or a combination of both types.

Participant loans represent the unpaid principal balances of loans to Plan participants in accordance with established loan provisions of the Plan. At September 30, 2007, the interest rates ranged between 4.0% and 9.5%. At September 30, 2006, the interest rates ranged between 4.0% and 10.5%.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

The following table presents the estimated fair values of the Plan’s investments in the Master Trust at September 30, 2007 and 2006 (see also Note 8):

Investment	September 30, 2007	September 30, 2006
* Spartan US Equity Index Fund	$5,229,492	$5,141,983
Davis New York Venture Fund	10,203,072	9,747,893
* Fidelity Low-Priced Stock Fund	1,789,902	1,585,831
MSIF Global Value Equity Portfolio	375,048	245,820
* Fidelity Diversified International Fund	1,458,277	1,223,934
* Fidelity OTC Portfolio	2,851,761	2,528,223
Rainier Small/Mid-Cap Equity I Portfolio	528,088	404,696
NB Fasciano Investment Fund	39,135	22,086
* Fidelity Capital Appreciation Fund	98,749	64,736
Goldman Sachs Mid-Cap Value Fund	1,591,836	1,606,773
MSIF Trust Value Portfolio	411,940	444,107
* Fidelity Equity Income Fund	2,400,705	2,470,190
* Fidelity Intermediate Bond Fund	2,335,251	2,434,118
* Fidelity Freedom 2010 Fund	2,073,192	2,047,944
* Fidelity Freedom 2015 Fund	282,097	4,952
* Fidelity Freedom 2020 Fund	1,725,736	1,345,721
* Fidelity Freedom 2025 Fund	235,360	28,284
* Fidelity Freedom 2030 Fund	494,681	122,779
* Fidelity Freedom 2035 Fund	355,230	44,734
* Fidelity Freedom 2040 Fund	369,168	87,355
* Fidelity Freedom 2045 Fund	222,388	16,840
* Fidelity Freedom 2050 Fund	212,993	9,477
* Fidelity Freedom Income Fund	150,676	162,782

Total shares of registered investment companies	35,434,777	31,791,258
* Fidelity Managed Income Portfolio II, Class 3	40,396,230	44,777,667
• Armstrong Holdings, Inc. Common Stock	200,520	67,514
Participant Loans	2,636,113	2,605,431

Total investment in Master Trust	$78,667,640	$79,241,870

*	Parties-in-Interest

•	Plan Sponsor

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

The amounts of net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held, during the year) of the Master Trust for the years ended September 30, 2007 and 2006 are presented below (see also Note 8):

Investment	2007	2006
Spartan US Equity Index Fund	$700,995	$455,590
Fidelity Magellan Fund	—	373,793
Davis New York Venture Fund	1,375,554	563,262
Fidelity Low-Priced Stock Fund	160,525	(25,950)
MSIF Global Value Equity Portfolio	32,307	15,449
Armstrong Holdings, Inc. Common Stock	166,090	(1,040,722)
Fidelity Overseas Fund	—	55,156
Fidelity Diversified International Fund	231,693	75,365
Fidelity OTC Portfolio	758,734	200,235
Rainier Small /Mid-Cap I Fund	97,882	7,059
NB Fasciano Investment Fund	1,378	(3,340)
Fidelity Capital Appreciation	11,510	(951)
MSIF Trust Mid Cap Value Portfolio	—	101,713
Goldman Sachs Mid-Cap Value Fund	155,201	39,363
MSIF Trust Value Portfolio	(646)	18,317
Fidelity Equity Income Fund	193,992	187,487
Fidelity Intermediate Bond Fund	(26,210)	(15,673)
Fidelity Freedom 2010 Fund	126,404	69,536
Fidelity Freedom 2015 Fund	13,697	46
Fidelity Freedom 2020 Fund	125,165	65,881
Fidelity Freedom 2025 Fund	11,563	304
Fidelity Freedom 2030 Fund	28,138	4,761
Fidelity Freedom 2035 Fund	20,778	505
Fidelity Freedom 2040 Fund	23,429	2,715
Fidelity Freedom 2045 Fund	16,311	203
Fidelity Freedom 2050 Fund	18,271	113
Fidelity Freedom Income Fund	2,918	3,203

Net appreciation in fair value of investments	$4,245,679	$1,153,420

(4)	Benefits

Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant’s account is payable (i) in a lump sum or (ii) in the case of retirement, partial disbursements are allowed.

In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pre-tax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employees shall be ineligible to make contributions for a 6 month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his vested balance or $50,000. The money borrowed must come from the Sheltered, Age 50 catch-up, Company match, AWP profit sharing, Rollover, or Standard Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

(5)	Obligation for Benefits

All the funds of the Plan are held by investing institutions appointed by AWI under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. AWI has no legal obligation to make any direct payment of benefits accrued under the Plan. Neither AWI nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit hereunder. Although AWI has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee’s account will be distributed as the Plan Administrator directs.

(6)	Eligibility

Most hourly employees of AWI or any participating affiliated company which adopts this plan are eligible to participate. This includes hourly employees in a collective bargaining unit where the collective bargaining agent for that unit agrees to coverage under the Plan. Eligible participants who leave AWI and are later reemployed can resume participation in the Plan on the date of rehire.

(7)	Federal Income Taxes

The Internal Revenue Service issued its latest determination letter on November 25, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan’s qualified tax adviser, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

(8)	Master Trust Agreement

The Plan established a Master Trust Agreement with Fidelity Management Trust Company whereby the Plan assets are commingled and invested with the assets of the Savings and Investment Plan of Armstrong World Industries, Inc. and the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc. Separate accounting for each plan under the Master Trust Agreement is maintained. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2007 and 2006:

	September 30, 2007		September 30, 2006
	Cost	Fair Value	Cost	Fair Value
Armstrong Holdings, Inc. Common Stock	$64,059,984	$1,328,864	$12,260,866	$159,420
Investment in registered investment companies	267,209,270	313,079,620	231,382,945	262,270,568
Investment in common/collective trusts	167,915,457	167,915,457	179,705,798	179,705,797
Participant loans	8,224,841	8,224,841	7,537,837	7,537,837

Total investments in Master Trust	$507,409,552	$490,548,782	$430,887,446	$449,673,622

Plan’s interest in Master Trust	$77,976,670	$78,667,641	$80,834,956	$79,241,870
Plan’s percentage in Master Trust	15.4%	16.0%	18.8%	17.6%

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

During 2007 and 2006, the Master Trust’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2007	2006
Net appreciation in Master Trust	$36,730,707	$13,747,621
Allocated net appreciation in Master Trust	$4,245,679	$1,153,420

During 2007 and 2006, interest and dividends in the Master Trust were as follows:

	2007	2006
Interest and dividends in Master Trust	$18,802,416	$17,050,857
Allocated interest and dividends from investment in Master Trust	$3,216,156	$3,145,600

All of the above information was certified as complete and accurate by Fidelity Management Trust Company at September 30, 2007 and 2006 and for the years then ended.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(10)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Total assets invested in Fidelity-managed funds were $62,681,888 at September 30, 2007 and $64,097,550 at September 30, 2006.

(11)	Armstrong World Industries’ Emergence from Bankruptcy

On October 2, 2006 (the “Effective Date”), Armstrong World Industries’ (“AWI”) plan of reorganization, which was confirmed by order dated August 18, 2006, became effective, and AWI emerged from Chapter 11. The following summarizes the events in its Chapter 11 case that led to AWI’s emergence.

Plan of Reorganization and Disclosure Statement

On November 4, 2002, AWI filed a plan of reorganization with the Bankruptcy Court. Subsequently, AWI filed several amendments to the plan, along with various exhibits. The Fourth Amended Plan of Reorganization was filed on May 23, 2003. This plan, as so amended and as modified through May 23, 2006, was confirmed by the U.S. District Court for the District of Delaware (the “Court”) on August 18, 2006. The plan, as confirmed, is referred to in this report as the “POR”. Pursuant to the POR, upon emergence from Chapter 11 on October 2, 2006, AWI’s existing shares were cancelled and new common shares of reorganized AWI and cash were issued to its unsecured creditors and to the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “Asbestos PI Trust”), which was established under the POR for the benefit of AWI. AWI continued to conduct its existing lines of business with a reorganized capital structure under which, among other things, its current and future asbestos-related personal injury claimants, in full satisfaction of their claims against AWI.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

Matters Concerning Armstrong Holdings, Inc.

Armstrong Holdings, Inc. (“AHI”) was a Pennsylvania corporation and was the publicly held parent holding company of AWI. AHI’s only operation was its indirect ownership, through Armstrong Worldwide, Inc., of all of the capital stock of AWI. Upon AWI’s POR becoming effective on October 2, 2006, all then-current shares of AWI were cancelled, and AHI was not entitled to any distribution under the POR in respect of its former equity interest in AWI.

AWI’s Chapter 11 Plan contemplated that AHI would dissolve following AWI’s emergence from Chapter 11 reorganization. The Armstrong Holdings Board of Directors evaluated what future action was in the best interests of AHI, including the matter of dissolution and an evaluation of its assets, obligations and tax position. The Board, at a meeting on May 8, 2007, determined that it is in the best interests of shareholders to dissolve, and approved a plan of dissolution. The proposed plan of dissolution was submitted to shareholders and was approved at a special shareholder meeting on July 18, 2007. On November 16, 2007, AHI announced its timetable for dissolution including distribution of net assets to shareholders. See Note 12 for further information on the dissolution and distribution.

Common Shares

AWI’s new common shares began trading on the New York Stock Exchange on October 10, 2006 under the ticker symbol “AWI”. Through December 5, 2007, AHI’s common shares continued to trade in the over-the-counter (OTC) Bulletin Board under the ticker symbol “ACKHQ”. Shares held in the Plan traded under the ticker symbol “ACKHQ.”

(12)	Subsequent Event

On November 16, 2007, AHI, the former parent company of AWI, announced its timetable for dissolution including distribution of net assets to shareholders. December 5, 2007 was the record date for shareholders entitled to receive a final distribution of the AHI’s net assets. On December 12, 2007, the distribution agent, American Stock Transfer & Trust Company, distributed the assets to shareholders. Following this distribution, AHI filed Articles of Dissolution with the Commonwealth of Pennsylvania and ceased to exist. The Company’s net assets for distribution totaled approximately $28 million, which was divided pro-rata per share among the holders of the 40,551,975 outstanding shares of AHI common stock. This amounted to a distribution of approximately $0.69 per share. Of the 40,551,975 outstanding shares, 318,287 shares were part of the Plan as of September 30, 2007. Shareholders who held AHI stock in their Plan accounts received the distribution in their accounts and their AHI holdings were cancelled after the distribution.